Exhibit 15.1

High Times to Acquire Spannabis

Most Recognizable Brand in Cannabis Announces Definitive Agreement to Acquire Europe’s Largest Cannabis Event

LOS ANGELES -- Jan. 22, 2019 – Hightimes Holding Corp. (“Hightimes”), the parent company of High Times, the most well-known brand in Cannabis, today announced its plan to acquire the assets and business of Feria Del Canamo, S.L., doing business as Spannabis, the European Union’s largest Cannabis industry event. Billed as part trade show and part research conference, Spannabis has plans to return to Barcelona for its 16th edition of the celebration this March. The festival, which also includes its own award ceremony crowning the best cannabis and cannabis-related products in the region, attracts tens of thousands of consumers from across the globe annually.

The deal terms, which included $3 million cash due at closing, $4 million in Hightimes common stock, and two milestone payments for the show in 2020 and 2021.

“Spannabis is one of the most prolific events in the cannabis ecosystem, and one of the most well-known annual festivals within the EU,” said High Times CEO Adam Levin. “This acquisition will provide an additional international platform for our customers looking for additional international exposure opportunities.”

The latest acquisition will expand on High Times’ impressive event production business, which includes entertainment festivals such as the Cannabis Cup, Reggae On The River and industry events like the High Times Business Expo, along with the recent proposed addition of the bi-annual BIG Show. This marks the second foray into Europe for the predominantly US driven brand, and is a sign of the markets coming globalization.

“We believe that High Times is the most recognizable brand in Cannabis across the world. You can see our logo proudly displayed from New York to Singapore and we look forward to creating more access and experiences for consumers no matter where they live,” Levin added.

“This deal is a game-changer for Spannabis. We’ve idolized High Times for decades, so to be adopted by this groundbreaking team is nothing short of extraordinary!“ said Spannabis CEO Carlos Palomino, “We know the future is bright for Cannabis, and for the High Times who has been leading this movement since many of us were in diapers. We look forward to continuing to push this thriving movement forward, together.”

The closing of the acquisition is subject to certain customary closing conditions. Accordingly, there is no assurance that the Spannabis transaction will be consummated. The transaction is expected to close during Q1 of 2019.

The announcement comes amidst the Hightimes Regulation A+ crowdfunding campaign, which has already raised millions of dollars from more than seventeen thousand investors across the globe.

About High Times

For more than 44 years High Times has been the world’s most well-known cannabis brand - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into hosting industry-leading events like the Cannabis Cup and the High Times Business Summits, while providing digital TV and social networks, globally distributed merchandise, international licensing deals, and millions of fans and supporters across the globe. In the world of Cannabis, High Times is the arbiter of quality.

Forward Looking Statements

This press release may contain information about Hightimes’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to maintain and grow its business, variability of operating results, its development and introduction of new products and services, marketing and other business development initiatives, competition in the industry, etc. Hightimes encourages you to review other factors that may affect its future results in Hightimes’s filings with the Securities and Exchange Commission, including its Form 1-A Offering Statement dated July 26, 2018 and all other subsequent filings, including its Current Reports on Form 1-U.

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